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September 18, 2017

Gold Expert George Milling-Stanley Talks Bitcoin, Gold

Posted to etfstore.com

September 12th, 2017 by ETF Store Staff

George Milling-Stanley, Head of Gold Strategy at State Street Global Advisors, offers his perspective on bitcoin and explains where gold derives its intrinsic value. George also discusses the role of gold in a portfolio and highlights the SPDR Long Dollar Gold Trust (GLDW).

Transcript

Nate: Our next guest probably needs no introduction. He joined us in studio about two years ago and it was one of the most popular segments we’ve ever done on the program. He’s one of the world’s foremost gold experts and he was part of the team that pioneered and launched what is now the most popular physically-backed gold ETF, the SPDR Gold Shares. George Milling-Stanley, Head of Gold Strategy at State Street Global Advisors, is now joining us via phone all the way from Tokyo, Japan, where he’s traveling on business. George, our pleasure having you back on the program.

George: Thanks for inviting me back, Nate. I’m happy to be here.

Nate: George, we’re going to spend the majority of our time today discussing gold, but if you don’t mind, I’d love to first hear your thoughts on bitcoin and other cryptocurrencies. We covered this topic during our first segment. Bitcoin has been called digital gold. Bloomberg actually had piece last week where they posed the question as to whether bitcoin could be the next gold. What’s been your take on the comparisons that are being made between the two?

George: I think some of them are a little bit farfetched. I’m sorry I missed the conversation with your previous guest, but I only just got back from a day somewhere on the other side of the country, so I wasn’t able to dial-in earlier. So I don’t have the benefit of hearing what your previous guest said, but my take is, look, blockchain technology I think is here to stay. I’m not sure that anybody has yet found the optimal use for it, if there is one single optimal use. But I think that the technology is here to stay. But bitcoin, I’m really not so sure. I don’t regard it as an investment in the way that I think of stocks and bonds or gold for that matter, because the volatility is just totally off the charts. It’s in the stratosphere. But that’s fine when things are going up, but if you’ve got that volatility going up, there’s a very good chance you’re going to get it when the price drops. We’ve seen that with bitcoin on a number of occasions since it was launched. So from a volatility standpoint alone, I would be very much inclined not to think of it as an investment. Whether it’s ever going to make any headway in terms of being a medium of exchange, a currency if you like, I think that’s really a question that’s up for grabs. But the thing that concerns me most is the fact that governments really don’t like bitcoin. They tend to associate bitcoin and all the people associated with it with awful things like child pornography, buying drugs, money laundering, financing terrorist activities, and so forth. And right or wrong, that is the view that many governments around the world are taking of bitcoin. I really don’t think that bitcoin has much of a chance. It will from time to time—the price will go up, and the price will go down, and it will probably move rather violently, which as I said, I think basically takes it out of the spectrum. But the technology, yeah, that’s probably here to stay once somebody figures out what’s the best way to use it.

Nate: So George, if I can sort of sum up for you, it sounds like you don’t see bitcoin as a store of value. You don’t see necessarily where the intrinsic value may lie. You see it perhaps more as a transactional payment system. Is that correct?

George: I think that it has a better chance of being a transactional payment system than a store of value, but I don’t think it’s yet become established as that either. So at the moment, I don’t think it’s really terribly relevant in an investment context. It’s been around for a while. It’s not showing any signs of establishing itself as either one thing or the other. I guess one other thing that worries me a little is that there are so many other cryptocurrencies. Some of them actually in existence and trading, although very, very small compared to bitcoin. Others still pretty much on the drawing board, more or less at the Kickstarter campaign sort of stage. And the multiplication of these things, I think it’s all going to detract from whatever value bitcoin might have. So frankly, I don’t give it much of a chance of succeeding.

Nate: Well, let’s transition to gold here, and interestingly, some investors certainly question the intrinsic value of bitcoin, but other investors question the intrinsic value of gold. I played a clip in the first segment where Warren Buffett called gold a non-productive asset. I’m sure you’ve heard some investors have called gold a paperweight. How do you like to explain where gold derives its value?

George: Look, I think part of the question is there are some people who take a rather simplistic view of gold and investments in general. They have a litmus test that every investment must pass, even if it’s really rather arbitrary. And the basic rubric tends to go, look, if it doesn’t have a predictable stream of future revenues that I can discount back to net present value, therefore it has no value. I think that’s using the word value in two totally different senses and I don’t think it makes sense. I bought my first handful of gold coins back in 1972 at 42 dollars and 20 cents an ounce because I was living in England then, and I was able to buy it. People in the United States were prohibited at that point from owning gold as an investment. And I’ve essentially tried to maintain gold at somewhere around five percent of the value of my total portfolio, and in order to do that, I’ve rebalanced primarily on a quarterly basis. And over that 45 year period, gold has helped to improve my risk adjusted returns. I could fall in love quickly with any asset that improves my Sharpe ratio, and that’s exactly what gold has done for me. And frankly, that kind of empirical experience is what I base my valuations for gold on. I think Mr. Buffett had some rather unfortunate experiences with a significant investment in silver some time ago, and I think he rather tired of the whole... He basically... He got his timing wrong, but instead of blaming himself and poor timing, he blamed the asset class as a whole. That doesn’t sound to me like smart investment. He’s a very, very smart man. He’s got a lot more money than I am, but Warren, I think you’re wrong on this particular issue.

Nate: Our guest today is George Milling-Stanley, Head of Gold Strategy at State Street Global Advisors. George, if we look at the performance of gold year-to-date, it’s up around 16 percent. And I think coming into the year, some investors were concerned that the potential for rising interest rates might be a negative for gold, but we’ve had some positive catalysts with geopolitical concerns, and of course, we’ve had a weaker dollar. Just give us your overall assessment of gold so far this year and perhaps some potential positive drivers moving forward.

George: Look, I think first of all, interest rates, yes, they have an odd sort of impact on gold. If you look over the four rate hikes that we’ve had in the course of the current cycle of normalization as they call it, ahead of each of those rate hikes has been speculative buying of the dollar and speculative short-selling of gold - so that in anticipation of higher rates, the dollar has gone up and gold has gone down. Once we’ve had the reality of a rate hike, once we’ve had the announcement, then the speculation is over. The next few weeks or months tend to unwind those trades, so that counter-intuitively after a rate hike, the dollar has tended to soften and gold has tended to strengthen, simply because of the way that speculators have been trading it. The bounce back after the June rate hike took a little bit longer than the other three, but nevertheless, I think that’s part of the reason why gold was bumping up against overhead resistance in the 1,350 area just a week or two ago at a 14 month high. And the betting is, obviously, we’re not going to get a rate hike in September, even though that was fairly strongly bet on earlier in the year, and there are many people now who doubt that we’re even going to get another hike in December. So of the market’s view - and I tend to follow what the market says, it’s so often right - it’s got a lot more information than I do. The market view is that we’re probably not going to see another rate hike until sometime in 2018. So that removes the downward pressure from short selling ahead of a rate hike from the equation, and I think that’s what has allowed gold to rise toward what I would have thought was a more appropriate level. If you look at a slightly longer perspective, since the spring of 2013, gold has basically traded in a range between about $1,150 an ounce up as high as $1,350 an ounce. Occasional moves outside that, but they weren’t sustained, so since I’m the one talking, I’m going to call them outliers and I’m going to ignore them. So between 1,150, 1,350. With each of the four rate hikes, we’ve had a significant test of downside support and it has held very, very solidly each time we’ve had a rate hike. So it is only logical that an asset that has been range trading for more than four years now, will from time to time go up and test overhead resistance. I’d expected to see gold around the 1,350 area sometime before year end, or maybe early next year. It came just a week or so ago, and gold was at that point not able to make a significant breach of the 1,350 resistance area. But it’s still hanging in there comfortably above 1,320, and to me the important thing is not what’s the gold price going to do next week or next month or even next year, it’s looking at the fact that gold for the last four years has been oscillating around the 1,250 level so that it has been building a base at five times where the price was in 2001. You’ll remember in April 2001, the price was down around $250 an ounce. It’s really hard to see any other asset class that’s had that kind of a performance over that period. People think the Dow’s done very well, but if you think about it, the Dow has only doubled since 2001. Gold is building a solid base at five times where it was. I think that’s a pretty good performance.

Nate: George, we have just a couple of minutes left here, and you mentioned gold’s relationship to the dollar. I did want to be sure to ask you about two SPDR ETFs: the SPDR Gold Shares, GLD, and a new ETF launched earlier this year, the SPDR Long Dollar Gold Trust, ticker symbol GLDW. Now, GLD is obviously the most popular physically-backed gold ETF that’s out there. Tell us about GLDW. What is this designed to accomplish?

George: One of the objections that several investors and advisors had suggested was, look, we’re in an era of rising interest rates, even though they’re very, very gradual rises, so doesn’t sometimes a rising dollar have a bit of a drag effect on the performance of the dollar gold price? And I accept that sometimes that has happened. And so our partners over at World Gold Council decided that they should offer investors a product that was designed to deal with a stronger dollar environment, and that’s exactly what GLDW is. It did its job in February when we had a rising dollar, but since then, the dollar has weakened consistently for the past six months or more. And that’s why GLDW has not performed anywhere near as well as it did during February, but I cling to the belief, possibly outmoded, that markets are still cyclical. I believe there will be periods in which the dollar will strengthen from time to time, and I think whenever we get one of those periods, whenever it happens, then I think you’ll see GLDW, the SPDR Long Dollar Gold Trust really come into its own and do the job that it was designed to do, which is to protect investors from any damaging effects of a stronger dollar on the performance of the dollar gold price.

Nate: What should the decision-making process look like for investors considering whether to invest in GLD or GLDW? Is it as simple as their view on the U.S. dollar?

George: There are a number of people who take that view, but I’m not sure that people are smart enough over long enough periods to move into GLD or into GLDW. What I’m hearing really savvy investors say is, look, why don’t I take the foreign exchange issue completely out of the equation? Why don’t I split my dollar exposure, let’s call it 50/50 percent between GLD and GLDW. That will, as I say, take the FX issue out of the equation. I can focus on gold’s lack of correlation with other assets, giving me diversification, its relatively low place on the volatility spectrum if you look at it in an appropriate manner, and the fact that it’s got thousands of years as a track record as providing some protection against the unexpected, whether that’s macroeconomic or geopolitical. And that I think is the smart way to look at things.

Nate: Well, George, we’ll have to leave it there. Thank you so much for your time today, calling in all the way from Tokyo. Always a pleasure having you on the program. Thank you.

George: Nate, a pleasure to be here, and I’ll always make the effort to be whenever you invite me, my friend.

Nate: Thank you. We appreciate it. That was George Milling-Stanley, Head of Gold Strategy at State Street Gold Advisors, and if you would like to learn more about either GLD or GLDW, you can do so by visiting spdrgoldshares.com. That’s spdrgoldshares.com.

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